                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2002

                         COMMISSION FILE NUMBER: 1-7239


                                  KOMATSU LTD.

                             -----------------------

                  Translation of registrant's name into English
                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

                             -----------------------


                     Address of principal executive offices
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X   Form 40-F _____
                                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes _____ No   X
                                           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------

1. Notification of Resolution of the 133rd Ordinary General Meeting of Shareholders


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                KOMATSU LTD.
                                                          ----------------------
                                                                (Registrant)

Date   July 5, 2002                                    By: /s/ Kenji Kinoshita
                                                          ----------------------
                                                              Kenji Kinoshita

(TRANSLATION)

                                                                   June 26, 2002

                        NOTIFICATION OF RESOLUTION OF THE
                 133RD ORDINARY GENERAL MEETING OF SHAREHOLDERS



TO:      THE SHAREHOLDERS

         We hereby notify you as follows concerning the matters reported and resolutions adopted at the 133rd Ordinary General Meeting of shareholders which was held today.


Item of Report:   Balance Sheet as of March 31, 2002 and Business Report and
                       Statement of Income for the 133rd business term (April 1, 2001 through March 31, 2002)


                       For this item, the contents of the above financial accounts were reported.


Items of Business:


1st Item of Business:     Matters concerning approval of the proposed
                          Appropriation of Profit for the 133rd business term
                          (April 1, 2001 - March 31, 2002)


         This item was approved and resolved as proposed, and the cash dividend for the current term was resolved to be payable at (Yen)3.00 per share.


2nd Item of Business:     Matters concerning the Company's acquisition of its
                          treasury shares


         This item was approved and resolved as proposed that, for the purposes of realizing a flexible management that can cope with the changing corporate environment, the Company shall, pursuant to the provisions of Article 210 of the Commercial Code, purchase the Company's ordinary shares up to a maximum of ten million shares at the total acquisition price of JPY 5 billion during the period from the close of this General Meeting of Shareholders until the close of the following ordinary general meeting of shareholders.

3rd Item of Business:     Matters concerning partial amendment of the Articles
                          of Incorporation

         This items was approved and resolved as proposed. The reason and details of the amendments of the Articles of Incorporation are set forth later.

4th Item of Business:     Matters concerning the election of three directors

         The following three directors were nominated and all were duly elected and assumed office: Messrs. Satoru Anzaki, Toshitaka Hagiwara and Kunihiko Komiyama.

5th Item of Business:     Matters concerning the election of two statutory
                          auditors

         Messrs. Takaharu Dohi and Masafumi Kanemoto were duly elected and assumed office.

6th Item of Business:     Matters concerning the issuance of share acquisition
                          right to Directors and employees at no cost.

         This item was approved and resolved as proposed that, for the purposes of raising the motivation and lifting the morale of the Directors and employees which shall contribute to the improvement of the performance of the Company, the Company shall, pursuant to the provisions of
         Article 280-20 and Article 280-21 of the Commercial Code, issue rights to acquire new shares at no cost to the Directors and employees in the form of stock options ("share acquisition rights"). A total of 950 rights shall be issued (the number of shares subject to one right of share acquisition rights shall be 1,000 shares.), the maximum number of ordinary shares of the Company shall be 950,000, and the amount to be paid upon exercise of the share acquisition rights shall be based on the market price of the share at the time of issuance of the share acquisition rights.

7th Item of Business:     Matters concerning the payment of retirement allowance
                          to retiring Director and Statutory Auditor.

         Retirement allowance for the retiring director, Mr. Koji Ogaki, and retiring Statutory Auditor, Mr. Hiroyuki Watanabe, will be paid in reasonable amounts in accordance with the rules prescribed by the Company. Details regarding the exact amount of payment, time and method of payment, etc. shall be decided by the Board of Directors for the Director and by consultation between the Statutory Auditors for the Statutory Auditor, respectively.

The Reasons and Details of Amendment of the Articles of Incorporation (3rd Item of Business)

1.         Reasons for amendments:

(1) Business objectives were added to Article 2 in order to prepare for future business diversification.

(2) Pursuant to the resolution of the Board of Directors Meeting held on May 2, 2000, the Company acquired for profit 10 million treasury shares and canceled all of these on May 17, 2000, therefore, "Number of Shares Authorized to be Issued" in Article 5 was decreased accordingly.

(3)        The "Law Concerning Amendments to the Commercial Code" (Law No. 79 of
           2001) was enacted on October 1, 2001 and the par value shares were integrated into non-par value shares, the provisions in relation to the number of shares in one unit (tangen) were created, and the Law Concerning Exceptions to Cancellation of Shares was abolished. In accordance with these amendments, the Company deleted the provisions concerning the par value shares (Article 6) and cancellation of shares (Article 7-2) and added new provisions concerning non-issuance of share certificate for the shares less than one unit (tangen) share (Article 7 after amendment), amended the word "unit (tan-i)" to "unit (tangen)" (in all of Article 6, Article 8 and Article 9 after amendment), and amended the provision concerning the quorum for the election of directors and statutory auditors (Article 19 and Article 29 after amendment).

(4) In aim of the management to promptly deal with the changing managerial environment and to flexibly establish the best management structure, the term of directors provided in Article 21 was shortened to one year.

(5) In view of the enactment of the "Law Concerning Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Kabushiki Kaisha" (Law No. 149 of
           2001) on May 1, 2002, new provisions were added in order to allow directors and statutory auditors to fully exercise their expected roles, and pursuant to Article 266, Paragraph 12 of the Commercial Code and Article 280, Paragraph 1 of the same, in order to mitigate the responsibilities of directors and statutory auditors by resolution of the Board of Directors within the statutory maximum amount (Article 27 and Article 36 after amendment).

(6) Other minor amendments were made accompanying the creation of new provisions and deletions of former provisions.

2.   Details of the amendments:

     The amendments to be made are as follows:

                                            (amendments are shown in underlines)

--------------------------------------------------------------------------------
              Before Amendment                         After Amendment
              ----------------                         ---------------
--------------------------------------------------------------------------------
CHAPTER  I.                                 CHAPTER  I.
GENERAL PROVISIONS                          GENERAL PROVISIONS

 Article 2. Objectives and Purposes          Article 2. Objectives and Purposes
 The objectives and purposes of the          The objectives and purposes of the
 Company shall be to engage in the           Company shall be to engage in the
 following businesses:                       following businesses:

 1. Manufacture, repair, sale and            1. No change
    purchase of construction machinery,
    agricultural machinery, industrial
    machinery, automobiles, internal
    combustion engines and various other
    machinery and equipment and parts
    thereof.
 2. Manufacture, sale and purchase of        2. No change
    various iron and steel goods.
 3. Tempering, processing, sale and          3. No change
    purchase of various types of iron and
    steel, pig-iron, ferroalloys and
    other special metals.
 4. Manufacture, sale and purchase of        4. No change
    various types of electric materials
    and equipment.
 5. Manufacture, sale and purchase of        5. No change
    various synthetic resin products.
 6. Manufacture, repair, sale and            6. No change
    purchase of various arms and parts
    thereof.
 7. Mining industry, and sale and            7. No change
    purchase of minerals.
--------------------------------------------------------------------------------

    8.   Designing, executing, supervising and              8.   No change
         contracting various types of  civil
         engineering and construction work for
         plants, dwelling houses, and other
         structures.

    9.   Sale and purchase of lumber, processed
         lumber products and various types of               9.   No change.
         civil engineering and construction
         materials, machinery and equipment.

   10.   Sale, purchase and lease of real property.         10.  No change.

         New.                                               11.  Manufacture, sale and repair of
                                                            ------------------------------------
                                                                 industrial waste and general waste
                                                                 ----------------------------------
                                                                 treatment device.
                                                                 -----------------

         New.                                               12.  Collection, transportation,
                                                            --------------------------------
                                                                 treatment, and recycling of
                                                                 ---------------------------
                                                                 industrial wastes and general
                                                                 -----------------------------
                                                                 wastes, sale of the recycled
                                                                 ----------------------------
                                                                 products, and consulting on these
                                                                 ---------------------------------
                                                                 matters.
                                                                 -------

         New.                                               13.  Development, creation, sales and
                                                            -------------------------------------
                                                                 consulting on the computer software and
                                                                 ---------------------------------------
                                                                 computer systems.
                                                                 -----------------

         New.                                               14.  Electronic commerce using networks such
                                                            --------------------------------------------
                                                                 as the internet.
                                                                 ----------------

         New.                                               15.  Information processing and information
                                                            -------------------------------------------
                                                                 providing service.
                                                                 ------------------

                                                            16.  All business incidental to each and every
                                                            ---  one of the preceding item.

   11.   All business incidental to each and                17.  Investing in other companies or promoting
   ---   every one of the preceding item.                   ---  organization of other companies.

   12.   Investing in other companies or promoting
   ---   organization of other companies.

--------------------------------------------------------------------------------

                                       8

------------------------------------------------------------------------------------------------------
    CHAPTER II. SHARES                               CHAPTER II. SHARES
    Article 5.  Number of Shares                     Article 5.  Number of Shares
                Authorized to be Issued                          Authorized to be Issued

   The total number of shares authorized             The total number of shares authorized
   to be issued by the Company shall be three        to be issued by the Company shall be three
                                        -----                                             -----
   billion nine hundred sixty five million           billion nine hundred fifty five million
   ---------------------------------------           ---------------------------------------
   (3,965,000,000) shares. Provided, however,        (3,955,000,000) shares.  Provided, however,
   ----------------------                            -----------------------
   this number shall be decreased accordingly        this number shall be decreased accordingly
   if the shares are canceled.                       if the shares are canceled.
------------------------------------------------------------------------------------------------------
   Article 6.   Par Value of Shares
   --------------------------------
   The amount of each share having a par                         Deleted
   value issued by the Company shall be
   fifty yen (JPY 50).
------------------------------------------------------------------------------------------------------
   Article 7.   One Unit (tan-i) of Shares           Article 6.  One Unit (tangen) of Shares
   ---------------------------------------           ----------------------------------------
   The number of one unit (tan-i) of shares            The number of one unit (tangen) of shares
                                                                         -------------
   of the Company shall be one thousand                of the Company shall be one thousand
   (1,000) shares.                                     (1,000) shares.
------------------------------------------------------------------------------------------------------

                                                     Article 7.  Non-issuance of share
                                                     ---------------------------------
                                                                 certificate for the shares
                                                                 --------------------------
                                                                 less than one unit
                                                                 ------------------
                      New                                        (tangen) of shares
                                                                 ------------------

                                                     The Company shall not issue share
                                                     ---------------------------------
                                                     certificates for the shares less than the
                                                     -----------------------------------------
                                                     one unit (tangen) of shares, unless
                                                     -----------------------------------
                                                     otherwise described in the share handling
                                                     -----------------------------------------
                                                     rules.
                                                     -----
------------------------------------------------------------------------------------------------------
   Article 7-2.  Acquisition of the Company's
   ------------------------------------------
                 Shares by a Resolution of the
                 -----------------------------
                 Board of Directors                              (Deleted)
                 ------------------

   The Company can acquire for cancellation by
   -------------------------------------------
   appropriation of retained
   -------------------------
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  earnings the Company's shares up to the
  ---------------------------------------
  maximum number of ninety million
  --------------------------------
  (90,000,000) shares pursuant to a
  ---------------------------------
  resolution of the Board of Directors.
  ------------------------------------

------------------------------------------------------------------------------

  Article 8. Transfer Agent                Article 8. Transfer Agent

  The Company shall appoint a transfer     The Company shall appoint a transfer
  agent relating to the share.             agent relating to the shares.

  The transfer agent and the place         The transfer agent and the place
  for providing shareholder service        for providing shareholder service
  shall be designated by a resolution      shall be designated by a resolution
  of the Board of Directors and            of the Board of Directors and
  published by the Company.                published by the Company.

  The Register of Shareholders and the     The Register of Shareholders and the
  Register of Beneficial Owners of the     Register of Beneficial Owners of the
  Company shall be kept at the place       Company shall be kept at the place
  for shareholders service of the          for shareholders service of the
  transfer agent. The Company shall        transfer agent. The Company shall
  have such transfer agent handle          have such transfer agent handle
  registration of change of holders,       registration of change of holders,
  registration of pledge of shares,        registration of pledge of shares,
  indication of shares held in trust,      indication of shares held in trust,
  re-issuance of share certificates,       re-issuance of share certificates,
  receiving of various notifications,      receiving of various notifications,
  preparation of the Register of           preparation of the Register of
  Beneficial Owners, receiving of          Beneficial Owners, receiving of
  beneficial owners' notification,         beneficial owners' notification,
  purchase of shares less than one unit    purchase of shares less than one unit
                                   ----                                     ----
  (tan-i) of shares, and any other         (tangen) of shares, and any other
  -------                                  --------
  services concerning shares. The          services concerning shares. The
  Company shall not handle these           Company shall not handle these
  services.                                services.

 -------------------------------------------------------------------------------

  Article 9. Share Handling                Article 9. Share Handling
             Regulations                              Regulations

  Types of shares, and the handling of     Types of shares, and the handling of
  registration of change of holders,       registration of change of holders,
  registration of pledge of shares,        registration of pledge of shares,
  indication of shares held in trust,      indication of shares held in trust,
  re-issuance of share certificates,       re-issuance of share certificates,
  preparation of the register of           preparation of the register of
  Beneficial Owners, receiving of          Beneficial Owners, receiving of
  beneficial owners' notification,         beneficial owners' notification,
  purchase of shares less than one unit    purchase of shares less than one unit
                                   ----                                     ----
  (tan-i) of shares, and any other         (tangen) of shares, and any other
  -------                                  --------
  handling concerning shares shall be      handling concerning shares shall be
  governed by the Share Handling           governed by the Share Handling
  Regulations established by resolution    Regulations established by resolution
  of the Board of Directors.               of the Board of Directors.

 -------------------------------------------------------------------------------

   -----------------------------------------------------------------------------

   CHAPTER  IV.                              CHAPTER  IV.
   DIRECTORS AND BOARD OF                    DIRECTORS AND BOARD OF
   DIRECTORS                                 DIRECTORS

   Article 19. Election of Directors         Article 19. Election of Directors

   Directors shall be elected at a           Directors shall be elected at a
   general meeting of shareholders of        general meeting of shareholders of
   the Company.                              the Company.

   For a resolution of the election of       For a resolution of the election of
   directors, the presence of shareholders   directors, the presence of the
   representing at least one third (1/3)     shareholders representing at least
   or more of the shares having voting       one third (1/3) or more of the
                  ---------------------      voting rights held by all the
   rights among the total number of shares   -------------------------
   ---------------------------------------   shareholders is required.
   issued and outstanding is required.       ------------
   ----------------------

   Cumulative voting shall not be used in    Cumulative voting shall not be used
   electing directors.                       in electing directors.

   -----------------------------------------------------------------------------

   Article 21. Term of Office of             Article 21. Term of Office of
               Directors                                 Directors

   The term of office of a director shall    The term of office of a director
   expire at the close of ordinary general   shall expire at the Close of the
   meeting of shareholders pertaining to     ordinary general meeting of
   the last settlement of accounts           shareholders pertaining to the last
   occurring within two (2) years after      settlement of accounts occurring
                    -------------            within one (1) year after his/her
   his/her assumption of office.                    ------------
                                             assumption of office.

   The term of office of a director elected  The term of office of a director
   to fill a vacancy shall be concurrent     elected to fill a vacancy shall be
   with the term of office of his/her        concurrent with the term of office
   predecessor.                              of his/her predecessor.

--------------------------------------------------------------------------------

                                             Article 27. Indemnification of the
                                             -----------------------------------
                                                         Directors
                                                         ---------

                                             The Company may exempt the director
                                             -----------------------------------
                                             from the director's liability
                                             -----------------------------------
                                             concerning the director's conducts
                                             -----------------------------------
                                             pursuant to Article 266, Paragraph
                                             -----------------------------------
                  (New)                      1, Item 5 of the Commercial Code,
                                             -----------------------------------
                                             by a resolution of the Board of
                                             -----------------------------------
                                             Directors to the statutory maximum
                                             -----------------------------------
                                             amount in accordance with the
                                             -----------------------------------
                                             provisions of Article 266,
                                             -----------------------------------
                                             Paragraph 12 of the Commercial
                                             -----------------------------------
                                             Code.
                                             -----
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
  CHAPTER  V.                                            CHAPTER  V.
  STATUTORY AUDITORS AND THE BOARD OF STATUTORY          STATUTORY AUDITORS AND THE BOARD OF STATUTORY
  AUDITORS                                               AUDITORS

----------------------------------------------------------------------------------------------------------

   Article 27.    Number of Statutory Auditors           Article 28.   Number of Statutory Auditors
   -----------                                           -----------

   The Company shall have no more than five (5)          (Only the numbering of the provision changed
   statutory auditors (Kansayaku).                       but no changes are made to the provision.)

----------------------------------------------------------------------------------------------------------

   Article 28.    Election of Statutory Auditors         Article 29.   Election of Statutory Auditors
   -----------                                           -----------

   The statutory auditors shall be elected at a          The statutory auditors shall be elected at a
   general meeting of shareholders of the Company.       general meeting of shareholders of the Company.

   For a resolution of the election of statutory         For a resolution of the election of statutory
   auditors, the presence of shareholders                auditors, the presence of shareholders
   representing at least one third (1/3) or more of      representing at least one third (1/3) or more
   the shares having voting rights among the total       of the voting rights held by all the shareholders
       -------------------------------------------              ------------------------------------------
   number of shares issued and outstanding is required.  is required.
 -----------------------------------------
----------------------------------------------------------------------------------------------------------

   Article 29. through Article 34.                       Article 30. through Article 35.
   -----------         -----------                       -----------         -----------

   (Indication of the contents of the provisions are     (Only the numberings of the provisions changed
   omitted.)                                             but no changes are made to the provisions.)
----------------------------------------------------------------------------------------------------------

                                                         Article 36. Indemnification of the Statutory
                                                         --------------------------------------------
                                                                     Auditors
                                                                     --------

              (New)                                      The Company shall exempt the statutory auditor
                                                         ----------------------------------------------
                                                         from its liabilities by a resolution of the Board
                                                         -------------------------------------------------
                                                         of Directors to the statutory maximum amount in
                                                         -----------------------------------------------
                                                         accordance with the provisions of Article 280,
                                                         ----------------------------------------------
                                                         Paragraph 1 of the Commercial Code.
                                                         -----------------------------------
----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CHAPTER VI.  ACCOUNTING                CHAPTER VI.  ACCOUNTING

 Article 35. through Article 39.        Article 37. through Article 41.
 -----------         -----------        -----------         -----------

 (Indication of the contents of         (Only the numberings of the provisions
 the provisions are omitted.)           changed but no changes are made to the
                                        provisions.)

--------------------------------------------------------------------------------

CHAPTER VII. SUPPLEMENTARY PROVISIONS  CHAPTER VII.  SUPPLEMENTARY PROVISIONS

 Article 40.                            Article 42.
 -----------                            ----------

 (Indication of the contents of the     (Only the numbering of the provision
 provision is omitted.)                 changed but no changes are made to the
                                        provision.)

--------------------------------------------------------------------------------

                                        Article 43.
                                        -----------

                                        Notwithstanding the provisions of
                                        ---------------------------------
                                        Article 21, the terms of the directors
                                        --------------------------------------
                                        elected at the General Meeting of
                                        ---------------------------------
                (New)                   Shareholders held on June 27, 2001 shall
                                        ----------------------------------------
                                        be until the close of the General
                                        ---------------------------------
                                        Meeting of Shareholders to be held in
                                        -------------------------------------
                                        year 2003. This supplementary provision
                                        ---------------------------------------
                                        shall be deleted after the lapse of the
                                        ---------------------------------------
                                        period in the preceding paragraph.
                                        ----------------------------------

--------------------------------------------------------------------------------

                                               Sincerely yours,
                                               KOMATSU LTD.
                                               3-6, Akasaka 2-chome
                                               Minato-ku, Tokyo

                                               By:     Masahiro Sakane
                                                       President and
                                                       Representative Director

(Reference 1)
Directors and Statutory Auditors

     At the Board of Directors meeting held after the closing of this General Meeting of Shareholders, Mr. Kunihiko Komiyama was elected as Managing Director and assumed office. Also, after the closing of this General Meeting of Shareholders, Mr. Masafumi Kanemoto was elected as Standing Statutory Auditor by mutual election of the statutory auditors and he assumed office.

     Accordingly, the new composition of the directors and statutory auditors as of June 26, 2002 are as follows:

Chairman and Director               Satoru Anzaki         Director and Counsel       Tetsuya Katada

President and                      Masahiro Sakane        Director                   Toshio Morikawa
Representative
Director

Executive Vice                    Toshitaka Hagiwara      Standing Statutory        Norimichi Kitagawa
President and                                             Auditor
Representative
Director

Executive Managing                 Kazuhiro Aoyagi        Standing Statutory         Masafumi Kanemoto
Director                                                  Auditor

Managing Director                     Kunio Noji          Statutory Auditor          Masahiro Yoshiike

Managing Director                 Kunihiko Komiyama       Statutory Auditor            Takaharu Dohi

(Messrs. Masahiro Yoshiike and Takaharu Dohi, each of them being a Statutory Auditor, satisfy the requirements for outside auditors provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.")

(Reference 2)

              Payment of Cash Dividend for the 133rd Business Term

Cash dividends resolved in the above 1st Item of Business shall be paid in accordance with the following procedures:

1. Shareholders who have not designated a bank account or a post office savings account for the transfer of payment shall receive the payment at the local post office by presenting the "Notice of Payment by Postal Transfer" enclosed herein.

 2. Shareholders who have designated a bank account or a post office savings account for the transfer of payment are requested to confirm the "Dividend Statement" and "Confirmation of the Account to which Payment will be Transferred" which are enclosed herein.

In addition, the "Business Report of 133rd Business Term" is enclosed for your information.

(Reference 3)

        The disclosure of the Company's Balance Sheet and Statement of Income on the home page

Pursuant to Article 283, Paragraph 5 of the Commercial Code, the Company has decided to disclose its Balance Sheet and Statement of Income on the Company's home page instead of in the publications. Our home page address is as follows:

http://www.komatsu.co.jp/CompanyInfo/bspl/